As filed  with the  Securities  and  Exchange  Commission  on May 30,  2006
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

--------------------------------------------------------------------------------

                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)
                       Torrey U.S. Strategy Partners, LLC
                       (Name of Subject Company (Issuer))
                       Torrey U.S. Strategy Partners, LLC
                  (Name of Filing Persons (Offeror and Issuer))
                                    Interests
                         (Title of Class of Securities)
                                       N/A
                      (CUSIP Number of Class of Securities)
                                 James A. Torrey
                                 505 Park Avenue
                                   Fifth Floor
                            New York, New York 10022
                                 (212) 644-7800
                 (Name, address, and telephone number of person
                        authorized to receive notices and
                       communications on behalf of filing
                                    persons)

                                 With a copy to:
                              Patricia A. Poglinco
                               Seward & Kissel LLP
                             One Battery Park Place
                            New York, New York 10004
                            Calculation of Filing Fee

===================================================== ==========================
     Transaction Valuation                                Amount of Filing Fee
----------------------------------------------------- --------------------------
         $12,393,169.40 (a)..........................         $1458.68 (b)
===================================================== ==========================

        (a) Calculated as the estimated aggregate maximum purchase price for the interests in an amount up to 20% of the net asset value of the Issuer as of September 30, 2005.
        (b) Calculated as the Transaction
        Valuation multiplied by 0.00011770
[X]     Check the box if any part of the fee
        is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: $1458.68
        Form or Registration No.: Schedule TO
        Filing Party: Torrey U.S. Strategy Partners, LLC
        Date Filed: October 28, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]     third-party tender offer subject to Rule 14d-1.
[X]     issuer tender offer subject to Rule 13e-4.
[ ]     going-private transaction subject to Rule 13e-3.
[ ]     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results
of the tender offer.       [X]

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



                             Introductory Statement

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO (the "Statement") filed with the Securities and Exchange Commission (the "Commission") on October 28, 2005 by Torrey U.S. Strategy Partners, LLC (the "Fund"), relating to an offer to purchase for cash (the "Offer") an amount of limited liability company interests in the Fund ("Interests") or portions thereof up to 20% of the net asset value of the Fund calculated on December 31, 2005, is being filed solely for the purpose of restating the amount of Interests properly tendered by the Members, as reported on Amendment No. 1 to the Statement filed with the Commission on January 11, 2006, as follows: members of the Fund properly tendered Interests in the amount of $2,966,215.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              TORREY U.S. STRATEGY PARTNERS, LLC


                                              /s/ James A. Torrey
                                              -------------------------------
                                              Name: James A. Torrey
                                              Title:  Chief Executive Officer

Dated: May 30, 2006


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